UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

1.  Name of the Registrant
Chesapeake Energy Corporation

2. Name of person relying on exemption
New York State Common Retirement Fund

3. Address of person relying on exemption
110 State Street
Albany, NY 12236
4. Written Materials. Attach written material required to be submitted pursuant to Rule 14a-6(g)(1).

THOMAS P. DiNAPOLI STATE COMPTROLLER	STATE OF NEW YORK OFFICE OF THE STATE COMPTROLLER	110 STATE STREET ALBANY, NEW YORK 12236

May 29, 2012

Dear Fellow Chesapeake Shareholder:

I urge you to WITHHOLD your votes from directors V. Burns Hargis and Richard K. Davidson at Chesapeake’s annual meeting of stockholders on Friday June 8, 2012. The two major proxy advisory firms, Glass Lewis and ISS, agree with my voting recommendation to withhold support from these directors.

The New York State Common Retirement Fund (the “Fund”), of which I am Trustee, is a substantial long-term shareholder of Chesapeake Energy Corporation (“Chesapeake” or the “Company”).  For several years, I have engaged Chesapeake on a number of issues, including board independence and executive compensation, but to no avail.  Like you, I am pained to watch our investment free-fall as shares plummet to lows not seen even during the recent financial crisis.  The Company has lost over $1.49 billion in market capitalization since April 18.   As the chart below illustrates, its stock performance has been dismal:

May 29, 2012

Chesapeake continues to be perilously overleveraged.  On May 1, when it reported its First Quarter 2012 results, the Company indicated that it could run out of cash by the end of next year.  On May 15, the Company announced it had secured a $4.0 billion unsecured loan that has an effective yield of 14 percent.  While the loan might provide the Company with “breathing room” as it works towards executing an ambitious asset sale plan over the next few quarters, it is clear that negative free cash flow is expected for 2012 and 2013.  (See Barclay’s Research Report, Updated Liquidity Analysis, May 17, 2012). Chesapeake is in a difficult position financially and is therefore a motivated seller of assets; a factor that will work against it should gas prices continue to fall.

Chesapeake’s falling share price and current financial condition are reason enough to WITHHOLD votes from the entire Board of Directors (the “Board”).  However, since only two directors are up for re-election this year, our withhold votes against V. Burns Hargis and Richard K. Davidson should be viewed as a proxy for the performance of the entire Board.

Hargis and Davidson Are Members of Board Committees That Have Failed Shareholders

Mr. Hargis has served on Chesapeake’s Board since 2008 and is Chairman of Chesapeake’s Audit Committee.  Mr. Davidson has served on the Board since 2006 and serves on the Board’s Audit and Compensation Committees.

The Audit Committee is charged with overseeing the integrity of the Company’s financial statements and disclosure, compliance with legal and regulatory requirements, the Company’s internal audit function and the Company’s enterprise risk management program.  The revelations of the past months serve to underline the Audit Committee’s failure:

•
In the last three years, CEO Aubrey McClendon received over $1 billion in previously undisclosed loans secured by his stake in Chesapeake’s oil and gas wells.  The biggest loans were obtained from EIG Global Energy Holdings, which also serves as a major financier for the Company itself.  At the same time Chesapeake was selling off assets to one firm, Mr. McClendon was taking loans from the same firm.  These loans and inter-relationships were disclosed by the Company only after an exposé appeared in the press.  Though the board was “generally aware” of the loans, it did not review, approve or disclose them to investors until after the appearance of the exposé.  (“After McClendon’s Trades, Chesapeake Board Gave Blessing,” Reuters, May 8, 2012; Chesapeake Form 8K, April 26, 2012; “Board Turns on Chesapeake’s CEO,” The Wall Street Journal, April 26, 2012).

•
Chesapeake reportedly has $1.4 billion of previously unreported liabilities that relate to ten “volumetric production payments” (“VPPs”), which are essentially debts, with payments made in fuel rather than in cash.  Although Chesapeake has previously made representations about how much cash VPPs made available to the Company, it had never provided details about the costs to fulfill the contracts. The Wall Street Journal has

May 29, 2012

suggested that these costs will be far larger than analysts had previously estimated based on the Company’s previous disclosures.  (“Costly Liabilities Lurk for Gas Giant,” The Wall Street Journal, May 10, 2012).

For too long, CEO McClendon has been allowed to dominate the Board and the Board has failed to perform its critical role in overseeing the Company on behalf of its shareholders.  Even while promising to replace him as Chairman someday, the Board has allowed Mr. McClendon to continue to serve in this role while it claims that the Nominating and Corporate Governance Committee is searching for candidates to replace him.  As members of the Audit Committee, directors Hargis and Davidson should be held accountable for the Board’s significant failings in its oversight responsibilities.

THE SOLUTION FOR CHESAPEAKE?  A BOARD OVERHAUL

Withholding your votes for the re-election of Directors Hargis and Davidson is a necessary first step toward reconstituting a Board that is currently entrenched and unaccountable to shareholders.

In my view, there needs to be an evaluation of the entire Board’s competence and performance, including an assessment of whether the current directors have the necessary skills and attributes to continue to oversee the Company.  This evaluation should be done both internally, by the Company, and by an independent third party.  The Company’s largest shareholder, in a letter dated May 7, 2012 and filed with the SEC, has publicly suggested that the Company should be “open to any offers to acquire the whole company.”  Now more than ever, shareholders need to be assured that the Board has the requisite independence and skills to evaluate any offer that might be received.

A fundamental restructuring of the Company’s Board of Directors is essential if the Board is to regain the trust of stakeholders and regulators.  The Board, which holds Chesapeake’s future in its hands, must be held accountable to the Company’s shareholders, and must protect the long-term interests of the Company instead of promoting parochial interests of maintaining incumbent control.

I hope you will consider these comments.

Sincerely yours,

/s/Thomas P. DiNapoli State Comptroller

This is not a solicitation of authority to vote your proxy.  Please DO NOT send us your proxy card; the Fund is not able to vote your proxies, nor does this communication contemplate such an event.  This communication is meant to inform you about the Fund’s intention to withhold votes from Hargis and Davidson standing for reelection.